May 15, 2015

VIA COURIER AND EDGAR

Michael Volley

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

RE:               KKR Financial Holdings LLC
File No. 001-33437
Form 10-K for the fiscal year ended December 31, 2014

Dear Mr. Volley:

Reference is made to the comments of the Staff of the United States Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) of KKR Financial Holdings LLC (the “Company”) in a letter dated May 4, 2015. We have considered the Staff’s comments and set forth below are the Staff’s comments and the Company’s responses.

For convenience of reference, we have set forth your comments in italics below, with the Company’s response following each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 61

1.                   Please revise future filings to provide a roll forward of the carrying amount of your equity method investments showing appropriate detail of the changes (e.g. - unrealized gains/losses, additions, dispositions, etc.).

Company Response

In response to the Staff’s Comment, the Company will include tabular disclosure in a manner substantially similar to the following in its future filings, if applicable:

Equity Holdings

As of June 30, 2015 and December 31, 2014, our equity investments carried at estimated fair value totaled $XXX million and $XXX million, respectively. The following table summarizes the changes in our equity investments, at estimated fair value (amounts in thousands):

Equity investments, at estimated fair value	For the three months ended June 30, 2015	For the six months ended June 30, 2015	For the two months ended June 30, 2014	For the one month ended April 30, 2014	For the four month ended April 30, 2014
Beginning balance	$ XX	$ XX	$ XX	$ XX	$ XX
Additions	XX	XX	XX	XX	XX
Dispositions	XX	XX	XX	XX	XX
Unrealized gains (losses)	XX	XX	XX	XX	XX
Ending balance	$ XX	$ XX	$ XX	$ XX	$ XX

As discussed further below under “Contributions and Distributions,” we distributed certain equity investments, at estimated fair value to our Parent during the second half of 2014.

Natural Resources Holdings, page 103

2.                   Considering the earnings variability and significance of your natural resources holdings to your consolidated financial results and the significant changes to these operations during 2014, please revise future filings to disclose the carrying amounts of your assets by balance sheet line item in a tabular format for each period presented. Please provide appropriate discussion of the reasons for any significant changes or trends. Please provide a draft of your proposed disclosure in your response.

Company Response

In response to the Staff’s Comment, the Company will include tabular disclosure in a manner substantially similar to the following in its future filings, if applicable:

Natural Resources Holdings

Our natural resources holdings consisted of the following as of June 30, 2015 and December 31, 2014 (amounts in thousands):

	As of June 30, 2015		As of December 31, 2014
Oil and gas properties, net	$	XX	$	XX
Interests in joint ventures and partnerships(1)	XX		XX
Total	$	XX	$	XX

(1)         Refer to “Interests in Joint Ventures and Partnerships Holdings” below for further discussion around the aggregate balance of our interests in joint ventures and partnerships.

As of June 30, 2015 and December 31, 2014, our oil and gas properties, net totaled $XX million and $XX million, respectively, and consisted solely of overriding royalty interests in acreage located in Texas. The overriding royalty interests include producing oil and natural gas properties operated by unaffiliated third parties. We had approximately XXX and XXX gross productive wells as of June 30, 2015 and December 31, 2014, respectively, in which we own an overriding royalty interest, and the acreage is still under development.

During the third quarter of 2014, certain of our natural resources assets focused on development of oil and gas properties, with an approximate aggregate fair value of $179.2 million, were distributed to our Parent. The related, asset-based revolving credit facility maturing on February 27, 2018, which was used to partially finance these natural resources assets, was terminated with all amounts outstanding repaid as of July 1, 2014. Prior to distribution, these assets were classified as oil and gas properties, net on our condensed consolidated balance sheets.

In addition, on September 30, 2014, we closed the Trinity transaction. In connection with the transaction, the related nonrecourse, asset-based revolving credit facility maturing on November 5, 2015, which was used to partially finance our natural resources assets, was terminated with all amounts outstanding repaid as of September 30, 2014. Prior to the transaction, these assets were classified as oil and gas properties, net on our condensed consolidated balance sheets. Subsequent to the transaction, our Trinity asset was carried at estimated fair value and classified as interests in joint ventures and partnerships on our condensed consolidated balance sheets.

Shareholders’ Equity - Contributions and Distributions, page 103

3.                   We note the significant amount of contributions and distributions during 2014. Please revise future filings to discuss the underlying strategic reasons for the contributions and distributions. Please provide a draft of your proposed disclosure in your response.

Company Response

The contributions and distributions of cash and assets to and from KKR Fund Holdings L.P., the Company’s parent and sole holder of its common shares (the “Parent”), during 2014 were made to principally consolidate related assets among the Parent’s subsidiaries and/or to facilitate the management and administration of such assets. Although the underlying strategic reasons for future contributions and distributions may vary depending on the nature of the assets and circumstances for such contributions and distributions, the Company respectfully advises the Staff that it will provide information regarding the Company’s rationale for such contributions or distributions in a manner substantially similar to the following, if applicable:

The Company has received contributions of certain assets, including cash, from the Parent and the Company has made distributions of other assets, including cash, to the Parent in order to consolidate related assets among the Parent’s subsidiaries and/or to facilitate the management and administration of such assets by the Company.

Notes to Consolidated Financial Statements

Note 5. Corporate Loans and Allowance for Loan Losses, page 188

4.                   We note on page 188 that you adopted the fair value option of accounting for corporate loans held for investment and corporate loans held for sale. Please revise future filings to disclose the estimated amount of gains or losses included in earnings during the period attributable to changes in instrument-specific credit risk and how the gains or losses attributable to changes in instrument-specific credit risk were determined. Please provide a draft of your proposed disclosure in your response. Refer to ASC 825-10-50-30(c).

Company Response

In response to the Staff’s Comment, the Company will include tabular disclosure in a manner substantially similar to the following in its future filings, if applicable:

The following is a summary of gains (losses) due to changes in instrument specific credit risk on loans measured at estimated fair value under the fair value option of accounting (amounts in thousands):

	For the three months ended June 30, 2015		For the six months ended June 30, 2015		For the two months ended June 30, 2014		For the one month ended April 30, 2014		For the four month ended April 30, 2014
Corporate loans	$	XX	$	XX	$	XX	$	XX	$	XX

Gains (losses) attributable to changes in instrument specific credit risk were determined by excluding the non-credit components of gains and losses, such as those due to changes in interest rates and general market conditions.

Note 7. Equity Method Investments, page 199

5.                   Please revise future filings to disclose the name of each investee and the percentage of ownership of common stock for your equity method investments or tell us where this information is disclosed. Refer to ASC 323-10-50-3(a)(1).

Company Response

In response to the Staff’s comment, based on the materiality of certain investments, the Company proposes that it include the name and percentage ownership of those significant investees comprising greater than 10% of the total equity method investments balance. The Company does not believe that disclosure of additional investees would provide meaningful information for its investors. As such, the Company proposes including disclosure in a manner substantially similar to the following in its future filings, if applicable and material to the Company’s total assets:

As of June 30, 20XX, the Company had equity method investments, at estimated fair value, totaling $XXX million, comprised primarily of the following issuers with the respective ownership percentages: (i) Company A (XX%) and (ii) Company B (XX%). As of December 31, 20XX, the Company had equity method investments, at estimated fair value, totaling $XXX million, comprised primarily of the following issuers with the respective ownership percentages: (i) Company A (XX%) and (ii) Company B (XX%).

Note 8. Borrowings, page 200

6.                   We note on page 200 that you adopted the fair value option of accounting for all borrowings. To the extent you have liabilities with fair values that have been significantly affected during the reporting period by changes in the instrument-specific credit risk please revise future filings to disclose the following:

•                  The estimated amount of gains and losses from fair value changes included in earnings that are attributable to changes in the instrument-specific credit risk;

•                  Qualitative information about the reasons for those changes; and

•                  How the gains and losses attributable to changes in instrument-specific credit risk were determined.

Please provide a draft of your proposed disclosure in your response. Refer to ASC 825-10-50-30(d).

Company Response

In response to the Staff’s comment, the Company advises the Staff that for its liabilities, the Company adopted the fair value option of accounting solely for its CLO secured notes subsequent to its merger transaction, or May 1, 2014 (the “Effective Date”). Prior to the Effective Date, the Company had carried all of its liabilities, including CLO secured notes, at amortized cost.

Effective January 1, 2015, the Company adopted ASU 2014-13, “Measuring the Financial Assets and Financial Liabilities of a Consolidated Collateralized Financing Entity” (“ASU 2014-13”). Pursuant to ASU 2014-13, the Company measures the estimated fair value of the financial liabilities of its CLOs using the estimated fair value of the financial assets of its CLOs, which was determined to be more observable. As such, the Company will include disclosure in a manner substantially similar to the following in its future filings, if applicable:

For the CLO secured notes, which the Company measures based on the estimated fair value of the financial assets of its CLOs, no gains (losses) were attributable to changes in instrument specific credit risk for the three and six months ended June 30, 2015. Prior to the Effective Date, the Company’s CLO secured notes were carried at amortized cost. Accordingly, no changes in estimated fair value on the CLO secured notes were recorded on the Company’s condensed consolidated statements of operations for the one month and four months ended April 30, 2014. For the two months ended June 30, 2014, $XXX million of gains (losses) were attributable to changes in instrument specific credit risk.

As requested by the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me directly at (415) 315-6508.

Sincerely,

/s/ Thomas N. Murphy
Thomas N. Murphy
Chief Financial Officer